

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2022

Jorge M. Gomez
Executive Vice President & Chief Financial Officer
Dentsply Sirona Inc.
13320 Ballantyne Corporate Place
Charlotte, NC 28277-36077

  Re: Dentsply Sirona Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2020
    Filed March 1, 2021
    File No. 000-16211

Dear Mr. Gomez:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences